SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No.

Peter Kiewit Sons’, Inc.

(Name of Subject Company (Issuer))

Peter Kiewit Sons’, Inc.

(Name of Filing Person (Offeror))

Common Stock,

par value $0.01 per share
(Title of Class of Securities)
N/A
(Cusip Numbers of Class of Securities)

Tobin A. Schropp

Senior Vice President, General Counsel and Secretary
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, Nebraska 68131
Telephone: 402-342-2052
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

John S. D’Alimonte
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Telephone: (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$400,000,000	$50,680

(1)	Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the formula price per share of the common stock of Peter Kiewit Sons’, Inc. (calculated pursuant to its Restated Certificate of Incorporation) to be received by Peter Kiewit Sons’, Inc. from stockholders participating in the exchange offer, assuming that each stockholder validly tenders the maximum specified percentage of shares in exchange for cash and/or units of limited partnership interest of Kiewit Employees Diversified Investment Fund L.P.
(2)	The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Kiewit Employees Diversified Investment Fund L.P. as described below.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$50,680	Filing party:	Kiewit Employees Diversified Investment Fund L.P.
Form or Registration No.:	333-119396	Date Filed:	September 30, 2004

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Tender Offer Statement on Schedule TO relates to the offer by Peter Kiewit Sons’, Inc. (“Kiewit”) to exchange up to                     % of the shares of its common stock, par value $0.01 per share (“Kiewit Stock”), held by each holder of Kiewit Stock (each, a “Kiewit Stockholder”). For each share of Kiewit Stock validly tendered, Kiewit Stockholders will have the right to receive, at their election, either:

•	0.00128 of a unit of limited partnership interest (a “Unit”) of Kiewit Employees Diversified Investment Fund L.P., a Delaware limited partnership (the “Fund”), registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company (the net asset value of this fractional Unit will be equal to $32.00, the formula price of a share of Kiewit Stock); or

•	$32.00 (the formula price of a share of Kiewit Stock), in cash.

Although Kiewit Stockholders may only elect to receive either cash or Units for each share of Kiewit Stock validly tendered in the exchange offer, Kiewit Stockholders may elect to receive any mix of cash and Units in the aggregate in exchange for all of their validly tendered shares of Kiewit Stock.

      The exchange offer is subject to the terms and conditions described in the Registration Statement on Form N-14 filed by the Fund with the Securities and Exchange Commission on September 30, 2004 (File No. 333-119396) (the “Registration Statement”) and the offer to exchange/prospectus relating to the exchange offer contained therein, which is an exhibit hereto and incorporated herein by reference as set forth below. The exchange offer will expire at 11:59 p.m. Omaha time, on                     , 2004, unless extended.

      All information set forth in the offer to exchange/prospectus is incorporated by reference in response to items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

      Capitalized terms used and not defined herein have the meanings given to them in the offer to exchange/prospectus.

Item 12.	Exhibits.

Exhibit
Number	Exhibit Name

(a)(1)(A)	Offer to Exchange/Prospectus*
(a)(1)(B)	Form of Letter of Transmittal*
(h)(A)	Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.+

*	Filed as an exhibit to Kiewit Employees Diversified Investment Fund L.P.’s Registration Statement on Form N-14, filed with the Securities and Exchange Commission on September 30, 2004 (File No. 333-119396).

+ To be filed by amendment.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETER KIEWIT SONS’, INC.

By:	/s/ TOBIN A. SCHROPP

Name:	Tobin A. Schropp
Title:	Senior Vice President, General Counsel and Secretary

Dated: September 30, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Exchange/Prospectus*
(a)(1)(B)	Form of Letter of Transmittal*
(h)(A)	Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.+

*	Filed as an exhibit to Kiewit Employees Diversified Investment Fund L.P.’s Registration Statement on Form N-14, filed with the Securities and Exchange Commission on September 30, 2004 (File No. 333-119396).

+ To be filed by amendment.